

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 6010

January 11, 2008

Mr. John Lackland
Chief Financial Officer
Power Efficiency Corporation
3960 Howard Hughes Pkwy, Ste 460
Las Vegas, NV 89169

> RE: **Power Efficiency Corporation**
> **Form 10-KSB for the year ended December 31, 2006**
> **Form 10-QSB as of June 30, 2007**
> **File No. 0-31805**

Dear Mr. Lackland :

We have reviewed your letter dated on December 21, 2007 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Note 11 – Warrants, page 38

1.   Please refer to prior comment 2. We note from your response that you recorded the fair value of the warrants issued in connection with your November 2006 debt issuance as a debt discount. Additionally we note that the face amount of the debt was $2,000,000 and the debt discount was $1,104,383 at issuance. Given this it is unclear as to why the carrying amount of the debt is $1,397,927 at December 31, 2006, as only one month of amortization would have been recorded. Please advise or revise.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

                                Sincerely,

                                Kevin L. Vaughn
                                Branch Chief